SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

SEP 25 2008
Washington, DC
108

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

[redacted]

Our Ref: 22277-00002

08005121

September 23, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

SUPPL

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find one copy of two announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
OCT 01 2008
THOMSON REUTERS

Yan Chen
Registered Foreign Lawyer
(New York)

Encl.

9/30

HK1 497458v.20

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Announcement in relation to the Status on the Acquisition of Awilco Offshore ASA (5)

References are made to the circular of China Oilfield Services Limited (the "**Company**") dated 22 July 2008 (the "**Circular**") in relation to the Offer to acquire all outstanding shares in Awilco Offshore ASA ("**Awilco Offshore**") made by the Offeror and announcements of the Company dated 30 July 2008, 12 August 2008, 18 August 2008 and 26 August 2008 in relation to the status on the satisfaction of the offer conditions in respect of the acquisition of the entire issued share capital of Awilco Offshore. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the Circular.

On 18 September 2008, the China Securities Regulatory Commission issued approval confirming that it has no objection to the Offer. Accordingly, all approvals from the authorities in the People's Republic of China for completion of the Offer have been received, and all other conditions for completion of the Offer have been met.

In accordance with the terms and conditions set out in the offer document dated 17 July 2008 (which was reproduced in paragraph 2.4 of the section headed "Letter from the Company" in the Circular), settlement according to the offer document will take place within two weeks from the date of this announcement.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

Hong Kong, 18 September 2008

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

COSL

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司


Clear
Vision

2008

INTERIM REPORT
中期報告

Financial Highlights

1. Revenue increased by 20.0% to

RMB 5,107 million

2. Profit from operations increased by 25.5% to

RMB 1,909 million

3. Profit attributable to shareholders increased by 40.1% to

RMB 1,534 million

4. Basic earnings per share were

RMB 34.13 cents

Contents

Chief Executive Officer's Report

Dear Shareholders,

In the first half of 2008, the Company has achieved new development in all projects and maintained good development position with the concerted efforts of senior management and all employees of the Company.

Record highs in operating results. In the first half of 2008, the overall operating position of COSL was good. The Group achieved revenue of RMB5.107 billion, operating profit of RMB1.909 billion and net profit of RMB1.534 billion, representing increases of 20.0%, 25.5% and 40.1% respectively. EPS reached 34.13 points, representing an increase of 24.5%. The operating results of COSL in the first half of the year continued to grow at a fast pace.

Continual improvement in QHSE management. In the first half of 2008, the Company continued to improve its QHSE system with increased efforts in training and monitoring and the promotion of broad and in-depth developments in QHSE projects, the safety awareness of all employees of the Company was further strengthened. DuPont has assessed the safety management situation of COSL and the results were good. In the first half of the year, safety production was stable and the aggregate number of accidents took on a downward trend with OSHA index only at 0.2, leading our international peers.

Robust growth in overseas business. While consolidating its position in the domestic market, COSL further explored the overseas markets. Geophysical vessel COSL718 successfully operated in Myanmar, land rigs commenced drilling in Libya, directional drilling technology entered the Philippines' market and drilling fluids service entered the Indonesia's market, which have all contributed to rapid development in the overseas business of the Group. Revenue from overseas business in the first half of the year was RMB1.278 billion, representing an increase of 67% over the same period last year, and accounted for 25% of the net revenue of the Group. Revenue from overseas business exceeded 20% of the business of the Company for the first time.

Continual enhancement in technological research and development. Whilst increasing devotion in its own technological research and development and enhancing technological research and development, COSL also developed cooperation with schools and other enterprises to speed up its research and development in new technology. It has established an "electrical logging integrated laboratory" with the University of Electronic Science and Technology in China to enhance the technological research and development in electrical logging. It was also involved in the joint research project in ASDD (Artificial Seabed Deepwater Drilling) with ADTH (Atlantis Deepwater Technology Holding) in Norway and has achieved preliminary success in the trial run of the ABS (Artificial Buoyancy Seabed) device. In addition, COSL has newly registered 25 patents in the first half of 2008, among which one was invention patent. The Company has obtained 105 effective approvals for patents in aggregate, among which 29 were invention patents.

Approaching success in capital operation. While consolidating an organic development, COSL has been exploring the way of inorganic development. Recently, the Company was working on the acquisition of the entire interests of Awilco Offshore ASA, a drilling company in Norway. After the acquisition, COSL will be strengthened not only in its equipment domain, but also in the international market. COSL's position in the industry will be significantly strengthened and its competitiveness will be further enhanced while the internationalizing progress will further speed up.

Emphasis on the establishment of corporate culture and actively fulfilling social responsibilities. While building up a solid foundation, emphasizing on the establishment of corporate culture and forming stronger corporate competitive advantages for itself, COSL was also named as an "advanced unit in cultural management in China" by the China Cultural Association. COSL actively fulfilled its social responsibilities. After the Sichuan earthquakes, COSL and its employees actively participated in fund raising and have donated RMB9 million in total. In addition, three of COSL's employees participated in the relief action in the disaster area. In the next few years, we will assist in the rebuilding of the disaster area through measures such as efficiency enhancement, management cost saving etc.

These results were achieved through the care and support from all shareholders and the society and the relentless efforts from the directors, supervisors, senior management and all employees. I would like to express my sincere gratitude to everyone who has cared about, supported and contributed to the business development of COSL.

Looking forward into the second half of the year, the impact of the subprime mortgage crisis will spread further while the pressure of inflation will still exist while the growth in global economy will decline. Although the price of crude oil has dropped, it was still at a high level and opportunities and challenges both existed in the oil field service industry. As affected by the weakening global economy and setback of stock markets, our share price may become more volatile, but as our Company's fundamentals remain firm, our business development will remain strong. While continuing to implement the established development strategy of the Company, we will emphasize on developing the strengths of the Company, speeding up development and constantly enhancing the value of the Company.

With the care and support from all shareholders and the concerted efforts from the board of directors, supervisory committee, senior management and all employees of the Company, I believe that COSL will reward our shareholders, customers, partners and employees with good results.

Yuan Guangyu
Vice Chairman, CEO and President of COSL
Hong Kong, 28 August 2008

INDUSTRY REVIEW

The first half of 2008 saw an economic slowdown, surging prices of goods, increasing pressure of global inflation, the fall-out of subprime crisis, a weakening US economy, depreciating US dollars, together with the influx of speculating funds playing up the crude oil futures price, causing the international crude oil price to reach an average of USD 110.94 in the first half of the year, representing a drastic increase of 53% compared with the average oil price in 2007. The surging oil price drove the continued increase in the oil exploration and production investment, thus leading to the sustained prosperity of the oilfield services industry. As the leading integrated oilfield services provider in the China offshore market, COSL concentrated on our four core strategies, namely "technology-driven, cost effectiveness, integration and internationalisation". We achieved a steady increase in our operating results through various measures, including consolidation of the existing markets, expansion of emerging markets, reinforcement of management and reduction of costs. During the first half of 2008, COSL had a turnover of RMB5.11 billion, representing an increase of 20% from the same period last year, of which the overseas business generated a revenue of RMB1.278 billion, an increase of 67% from the same period last year.

BUSINESS REVIEW

Drilling Services Segment

As of 30 June 2008, out of the 15 drilling rigs that we operated (including one leased jackup), eight were located in Bohai Bay, China, five were located in South China Sea, one was located at offshore Indonesia and one at offshore Australia.

During the first half of 2008, given the development of overseas market and the rise in day rate, our turnover of drilling services business amounted to RMB2,211.9 million, representing an increase of RMB353.8 million or 19.0% compared with RMB1,858.1 million of the same period last year, of which four module rigs operating at the Gulf of Mexico Bay became the major driver for the development of overseas market. In the first half of 2008, the calendar day utilization rate of the project stood at 98.1%, generating revenue of approximately RMB200 million for the Group. In addition, the land rigs services provided for the customers in Gansu, China and Lybia also achieved satisfactory results.

BUSINESS REVIEW (continued)

Drilling Services Segment (continued)

During the first half of 2008, the accumulated operating days of our drilling rigs were 2,413 days, a decrease of 245 days from 2,658 days of the same period last year. The operating days of jack-up rigs decreased by 263 days from the comparative period mainly due to 182 days to upgrade COSL931 to enhance its operating capability and 135 days of periodic maintenance for other jack-up rigs. The aggregate repair days were 317 days, an increase of 275 days compared with the same period last year. Furthermore, the operating days was increased by 12 days due to the increase in the number of calendar days for the period. The operating days of the semi-submersible rigs fleet increased by 18 days compared with the same period last year, mainly due to the decrease of repair days of 15 days during the period and the increase of operating days by 3 days because of the number of calendar days. Due to the maintenance of the drilling rigs, the average calendar day utilization rate of the fleet in the first half of the year was 88.4%, a decrease of 9.5% compared with the same period last year, of which, the average calendar day utilization rate of the jack-up rigs was 85.5% and 100.0% for the semi-submersible fleet. The available day utilization rate again reached 100.0%.

During the first half of 2008, average day rate of drilling rigs was USD117,120/day (USD/RMB conversion rate was 1:6.8591 on 30 June 2008), which represented a 41.4% increase from USD82,836/day from the same period last year (USD/RMB conversion rate was 1:7.6155 on 29 June 2007). Of this, the average day rate for jack-up rigs was USD101,281/day, which represented a 48.4% increase from USD68,235/day for the same period last year, and the average day rate for semi-submersible rigs was USD171,281/day, which represented a 20.8% increase from USD141,746/day of the same period last year.

Well Services Segment

During the first half of 2008, while we had continue to offer existing customers with logging, drilling fluids, directional drilling, cementing, well workover and well completion services, the overseas market of our well services segment has expanded with new businesses — providing directional well engineering and technical services to customers in the Philippines in respect of 34 geothermal wells. During the first half of the year, revenue for well services amounted to RMB1,121.4 million, an increase of RMB96.6 million or 9.4% from RMB1,024.8 million of the same period last year.

BUSINESS REVIEW (continued)

Well Services Segment (continued)

During the first half of 2008, the changes in the operating volume for each of the businesses of well services were as follows:

	For the six months ended 30 June		
Services	**2008**	2007	**Change %**
Logging (no. of jobs)	**468**	462	1.3%
Directional drilling (no. of jobs)	**403**	248	62.5%
Drilling fluids (no. of wells)	**146**	139	5.0%
Cementing (no. of wells)	**205**	238	-13.9%
Well workover (Team•Day)	**8,184**	7,610	7.5%
Well Completion (no. of jobs)	**261**	236	10.6%

During the first half of 2008, the changes in the turnover for each of the businesses of well services were as follows:

	For the six months ended 30 June		
Services	**2008** **RMB in millions**	2007 RMB in millions	**Change %**
Logging	**216.1**	177.1	22.0
Directional drilling	**221.6**	161.6	37.1
Drilling fluids	**154.1**	177.1	-13.0
Cementing	**192.6**	167.8	14.8
Well workover	**278.2**	258.6	7.6
Well completion and other oilfield production optimization	**58.8**	82.6	-28.8
Total	**1,121.4**	1,024.8	9.4

BUSINESS REVIEW (continued)

Well Services Segment (continued)

From the two tables above, it can be seen that the operations of the well services realized a cumulative revenue of RMB1,121.4 million, an increase of 9.4% the same period last year, of which, the turnover of the logging business reached RMB216.1 million, with an increase of 22.0% from the same period last year due to the implementation of new domestic projects and the application of the high-tech equipments.

The operating volume of directional drilling services increased significantly, mainly due to the carrying out of new projects, thereby leading to an increase in turnover by 37.1% from the same period last year. Due to the decreased usage of high value-added materials during the period, the turnover of the drilling fluids business declined by 13.0% from the same period last year. Due to the increased usage of more high value-added materials resulting from the complicated conditions of operation wells, the revenue of the cementing services increased by 14.8% from the same period last year, in spite of the declining operating volume. With the rise in the operating volume, the turnover of the well workover services increased by 7.6% from the same period last year. There was an increase in the operating volume of the well completion and other oilfield production optimization services for the period, mainly due to the increasing operating volume of coiled tube, pump services and nitrogen foaming. However, as the service price of these items were not high and the operation in some of the projects in the overseas market were completed, the turnover of well completion and other oilfield production optimization services for the period decreased by 28.8% from the same period last year.

Marine Support and Transportation Services Segment

We possess and operate the largest and most comprehensive offshore utility transportation fleets in China. On 30 June 2008, the Group owned an aggregate of 68 utility vessels of various types and leased an aggregate of 5 utility vessels on a long-term basis. At the same time, the Group owned an aggregate of 4 oil tankers and five chemical carries.

With the rise in service price and the operation of 2 chemical carriers, the revenue of our marine support and transportation services in the first half of 2008 reached RMB796.3 million, representing an increase of 29.9% from RMB612.9 million in the same period last year.

BUSINESS REVIEW (continued)

Marine Support and Transportation Services Segment (continued)

As of the end of the first half of 2008, our 68 working vessels operated a total of 11,853 days, representing a decrease of 72 days from the same period last year. The average available day utilization rate was 99.9%, representing an increase of 0.4% compared to the same period last year. The calendar day utilization rate was 96.0%, representing an increase of 1.7% compared to the same period last year. In addition, the Group leased five platform supply vessels from the joint venture company, Eastern Marine Services Ltd. and operated an accumulative 864 days during the first half of the year.

Gross transportation volume of oil tankers for the period was 482,485 tons, a 2.6% decrease from 495,391 tons in the same period last year. Transportation volume of chemical carriers was 577,167 tons, an increase of 51.4% from 381,270 tons in the same period last year, mainly due to increased transportation volume brought by additional chemical carriers.

Geophysical Services Segment

During the first half of 2008, the demand for geophysical services in China offshores continued to be strong. Facing robust market conditions, in March 2008, the first 8-cable seismic vessel of the Group and COSL719, the most advanced geophysical vessel in Asia currently, commenced operation. The vessel had been in good operation condition since its delivery, and its cumulative operation reached 1,081 square kilometers in the first half of the year. With the delivery and high efficiency of the new vessels, there were sound development in the overseas market of geophysical services. In the first half of the year, seismic vessel COSL718 commenced its first overseas operation, with surveying and other services generating a revenue of RMB220 million in Myanmar. Driven by both the increase in the operating volume of collection and the development of overseas market, the turnover of the geophysical services for the Group in the first half of the year reached RMB977.5 million, with an increase of RMB218.7 million or 28.8% compared with the RMB758.8 million of the same period last year.

BUSINESS REVIEW (continued)

Geophysical Services Segment (continued)

During the first half of 2008, the changes in the operating volume of geophysical services were as follows:

Services	For the six months ended 30 June 2008	2007	Change %
2D Collection (km)	**26,854**	22,912	17.2%
2D Processing (km)	**3,277**	6,157	-46.8%
3D Collection (km^2)	**6,735**	5,691	18.3%
3D Processing (km^2)	**5,011**	2,637	90.0%

From the table above, it can be seen that with the delivery for operation of the eight-cable seismic vessel and COSL719 in the first half of 2008, the operating volume of 3D collection for the Group recorded an increase of 18.3% from the same period last year. Driven by market demand and the increase in the business volume of data collection, the operating volume of the corresponding 3D data processing reached 5,011 square kilometers, representing a significant increase of 90.0% from the same period last year. As for 2D collection services in the first half of 2008, the Group completed a collection volume of 26,854 km, an increase of 17.2% from the comparative period, mainly due to the increase of operating volume for Nanhai 502 by 8,154 km resulting from the commencement of new domestic projects. The operating volume of the 2D data processing business decreased by 46.8% to 3,277 km from the same period last year due to declining market demand.

Surveying services

Revenue from surveying services in the first half of 2008 amounted to RMB127.5 million, up RMB21.2 million or 19.9% from RMB106.3 million in the same period last year. This was mainly due to the increase in the operating volume in Bohai Bay, and the overseas surveying services in Myanmar having posted an additional income of RMB7.3 million for the period.

FINANCIAL REVIEW

1. Revenue

During the first half of 2008, the revenue of the Group reached RMB5,107.1 million, representing an increase of RMB852.5 million or 20.0% from RMB4,254.6 million for the same period last year, mainly due to the increase in operation volume, service fees increment and the operation of new facilities.

The table below shows the revenue of each of the business segments:

Segments	For the six months ended 30 June 2008 RMB in millions	 2007 RMB in millions	Change %
Drilling services	**2,211.9**	1,858.1	19.0
Well services	**1,121.4**	1,024.8	9.4
Marine support and transportation services	**796.3**	612.9	29.9
Geophysical services	**977.5**	758.8	28.8
Total	**5,107.1**	4,254.6	20.0

2. Other revenue

During the first half of 2008, other revenue of the Group amounted to RMB18.1 million, compared to RMB2.4 million for the same period last year, representing an increase of RMB15.7 million. The increase was due to insurance compensation received in the current period.

3. Operating expenses

During the first half of 2008, the Group continued to focus on the "cost effectiveness strategy" to reinforce cost control and achieved satisfactory results. Operating expenses in the first half of the year totaled to RMB3,216.3 million, representing an increase of RMB479.9 million or 17.5% from RMB2,736.4 million for the same period last year. The increase of the Group's operating expenses was lower than that of the Group's revenue.

FINANCIAL REVIEW (continued)

3. Operating expenses (continued)

The table below shows the breakdown of operating expenses for the Group in the first half of 2008:

Item	For the six months ended 30 June 2008 RMB in millions	2007 RMB in millions	Change %
Depreciation	**595.1**	504.6	17.9
Employee compensation costs	**542.1**	566.9	-4.4
Repair and maintenance costs	**111.6**	85.9	29.9
Consumption of supplies, materials, fuel, services and others	**1,379.9**	1,036.7	33.1
Subcontracting expenses	**197.1**	133.2	48.0
Operating lease expenses	**173.1**	179.7	-3.7
Other selling, general and administrative expenses	**48.8**	44.4	9.9
Other operating expenses	**168.6**	185.0	-8.9
Total operating expenses	**3,216.3**	2,736.4	17.5

The operating expenses for each of the segments are as shown in the table below:

Segments	For the six months ended 30 June 2008 RMB in millions	2007 RMB in millions	Change %
Drilling services	**1,285.9**	1,068.4	20.4
Well services	**891.6**	842.2	5.9
Marine support and transportation services	**503.7**	440.3	14.4
Geophysical services	**535.1**	385.5	38.8
Total	**3,216.3**	2,736.4	17.5

FINANCIAL REVIEW (continued)

3. Operating expenses (continued)

(1) **Drilling services**

The operating expenses for drilling services in the first half of 2008 was RMB1,285.9 million, an increase of 20.4% from the same period last year, which is principally attributable to:

- Depreciation charge increased by RMB43.2 million due to the addition of 4 module rigs and 2 ground rigs for the period;
- Consumption of the goods and other services for the period increased by RMB213.5 million due to the rise in prices of raw materials and fuels as a result of inflation;
- Subcontracting expenses increased by RMB7.7million due to the implementation of new projects.

(2) **Well services**

The operating expenses for well services in the first half of 2008 was RMB891.6 million, an increase of 5.9% from the same period last year, mainly due to:

- Subcontracting expenses increased by RMB61.2 million from the same period last year, as a result of the increased subcontracted work arising from the saturated workload.

(3) **Marine support and transportation services**

The operating expenses for marine support and transportation services in the first half of 2008 was RMB503.7 million, up 14.4% from the same period last year, mainly due to:

- Increase of consumption of goods and other services consumption by RMB71.8 million for the period, as a result of the commencement of operation of new vessels and the rise in the prices of the raw materials.

FINANCIAL REVIEW (continued)

3. Operating expenses (continued)

(4) Geophysical services

The operating expenses for geophysical services in the first half of 2008 was RMB535.1 million, up 38.8% from the same period last year, mainly due to:

- Increase of depreciation charge by RMB20.1 million for the period, as a result of commencement of operation of the new vessel, COSL719 and the purchase of the new equipments, including underwater cable;
- Increased consumption of goods and other services by RMB97.1 million for the period, as a result of the increase in operating volume and the rise in oil prices;
- Increase of operating lease expenses by RMB38.0 million for the period, as a result of rising lease expenses of positioning vessels and standby vessels arising from increased workload.

4. Operating profit

The operating profit for the Group in the first half of 2008 amounted to RMB1,908.9 million, representing an increase of RMB388.2 million or 25.5%, from RMB1,520.7 million for the same period last year. The operating profit for each of the segments are as shown in the table below:

Segments	For the six months ended 30 June **2008** **RMB in millions**	 2007 RMB in millions	**Change %**
Drilling services	**926.5**	789.9	17.3
Well services	**240.9**	182.9	31.7
Marine support and transportation services	**294.0**	173.2	69.7
Geophysical services	**447.5**	374.7	19.4
Total	**1,908.9**	1,520.7	25.5

FINANCIAL REVIEW (continued)

5. **Financial Expenses**

During the first half of 2008, the financial expenses of the Group was RMB13.2 million, compared with RMB30.3 million for the same period last year. The decrease of RMB17.1 million in financial expenses was mainly due to interest income increased by RMB93.3 million, and the increased exchange loss and interest expenses by RMB58.1 million and RMB18.1 million, compared with the same period last year.

Increase of interest income was mainly due to an increase in cash balances as a result of the Company's A share issue in 2007. Increase in exchange loss was mainly due to an increase in financial assets denominated in US dollars as a result of an increase in overseas sales coupled with the impact of RMB's appreciation. The increase in interest expense was mainly due to a decrease of capitalized interest as the fixed assets related to the loan had commenced operation.

6. **Share of profits and losses from jointly-controlled entities**

During the first half of 2008, our share of profits from jointly controlled entities amounted to RMB102.5 million, representing an increase of RMB54.7 million or 114.4% compared to RMB47.8 million for the same period last year. The main reason for the increase was that there was a higher growth in the profit of both Eastern Marine Services Ltd. ("Eastern Marine") and COSL-Expro Testing Services (Tianjin) Company Ltd. ("COSL-Expro") for the period compared with the same period last year.

Growth in the profit of Eastern Marine was contributed by the increase of service price while the growth in the profit of COSL-Expro was due to a longer operation period in the current period as the company was incorporated at the end of February 2007.

7. **Profit before tax**

During the first half of 2008, the profit before tax attained by the Group was RMB1,998.2 million, representing a growth of RMB460.0 million or 29.9% compared to RMB1,538.2 million for the same period last year. The increase was mainly due to higher growth in our drilling services, geophysical services and marine support and transportation services.

8. **Income tax**

The net income tax expense of the Group in the first half of 2008 was RMB463.7 million, representing an increase of RMB21.1 million or 4.8% from RMB442.6 million of the same period last year.

FINANCIAL REVIEW (continued)

9. Profit after tax

During the first half of 2008, the profit before tax of the Group increased by RMB460.0 million or 29.9% from the same period last year. The net income tax expense increased by RMB21.1 million, therefore the profit after tax rose to RMB1,534.5 million, representing an increase of RMB438.9 million or 40.1% from the RMB1,095.6 million of the same period last year.

10. Debt servicing ability and funding resources

Cash and cash equivalents at the beginning of the 2008 were RMB6,797.1 million. The net cash inflow from operating activities for the period was RMB1,350.2 million and net cash outflow from investing activities was RMB3,156.8 million. Net cash outflow from financing activities was RMB1,007.1 million, and the changes in exchange rate resulted in the cash reduction of approximately RMB44.4 million. As of 30 June 2008, our cash and cash equivalents were RMB3,939.0 million.

11. Cash generated from operations

The net cash generated from operating activities in the first half of 2008 amounted to RMB1,350.2 million, representing an increase of RMB454.3 million or 50.7% from RMB895.9 million for the same period last year, mainly due to cash received from the sales of goods and the provision of labor increased by RMB740.7 million in line with the development of the Group's businesses, while the cash paid for the purchase of goods and the services decreased by RMB150.6 million. Meanwhile, the cash paid for employees increased by RMB362.8 million, the tax expenses paid increased by RMB56.0 million and other outflow related to operating activities increased by RMB18.2 million.

FINANCIAL REVIEW (continued)

12. Cash outflow from investing activities

During the first half of 2008, the net cash outflow from investing activities of the Group was RMB3,156.8 million, representing an increase of RMB1,213.7 million from RMB1,943.1 million for the same period last year. The increase was mainly due to the increase of capital expenditure to RMB2,329.6 million for the period, an increase of RMB1,334.3 million or 134.1% compared to RMB995.3 million in the same period last year.

	For the six months ended 30 June		
Segments	**2008** **RMB in millions**	2007 RMB in millions	**Change %**
Drilling services	**954.4**	516.3	84.9
Well services	**455.4**	187.2	143.3
Marine support and transportation services	**562.9**	98.6	470.9
Geophysical services	**356.9**	193.2	84.7
Total	**2,329.6**	995.3	134.1

Capital expenditure for drilling services was mainly used for building two 350-feet jack-up drilling rigs, five land drilling rigs and the upgrade and conversion of the jack-up drilling rig COSL 931. Capital expenditure for well services was mainly used for building two multi-function drilling platforms (LIFTBOAT), purchasing cementing, logging equipments and other operation related facilities. Capital expenditure for marine support and transportation services was mainly used for building 18 oilfield utility vessels. Capital expenditure for geophysical services was mainly used for converting one platform supply vessel into eight-cable geophysical vessel.

13. Cash outflow from financing activities

During the first half of 2008, cash outflow from financing activities of the Group was RMB1,007.1 million. It was mainly used for the repayment of the borrowing of RMB200.0 million to CNOOC, repayment of the borrowing of RMB200.0 million to China Import-Export Bank, payment of dividends of RMB539.4 million and interest payment of RMB91.5 million. In addition, the Group received the State's research and development projects funding cash of RMB23.8 million.

OUTLOOK

Looking into the second half of 2008, the economy in China will face a more complicated international environment. Although there has been a decrease in the price of crude oil, it still remains high. Therefore, opportunities and challenges continue to exist for the oilfield services industry. COSL will rely on its four existing business segments, continuously improve internal controls and maintain its cost effectiveness. The Group will increase effort to expand overseas market while consolidating the domestic market, increasing investment in equipments (it is expected that one 400-feet jack-up rig (COSL 942), at least three land rigs and nine utility vessels will be delivered for operation in the second half of the year), reasonably utilizing external resources and optimizing investment structure. At the same time, the Group will continue to improve R&D capabilities and speeding up the conversion of achievements in science and technology into productivity, improve capital management and strive to achieve development by leaps and bounds, greatly advocate energy saving and emissions reduction, further develop the QHSE system, strengthen the corporate culture and improve COSL's branding. The Group will proactively undertake social responsibility and strive to create more value for shareholders and provide greater contributions to society.

AUDIT COMMITTEE

The audit committee comprises of three independent non-executive directors of the Company. The audit committee has reviewed the accounting principles and practices adopted by the Group as well as the internal control and financial reporting matters. The interim results for the six months ended 30 June 2008 have not been audited but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Hong Kong Institute of Certified Public Accountants. The unaudited interim financial report for the six months ended 30 June 2008 has been reviewed by the audit committee.

CORPORATE GOVERNANCE PRACTICES

For the six months ended 30 June 2008, the Company has complied with the Code on Corporate Governance Practices as stated in Appendix 14 of the Listing Rules, except for provision E.1.2.

Pursuant to provision E.1.2 of the Code on Corporate Governance Practices, the chairman of the board is required to attend the annual general meeting. However, Mr. Fu Chengyu, the chairman of the Company, failed to attend the annual general meeting of the Company held on 3 June 2008 due to an unexpected matter that required his immediate attention. According to the Articles of Association of the Company, the deputy chairman of the Company is required to preside the general meeting and act as the chairman of the meeting in the absence of the chairman. Therefore, Mr. Yuan Guanyu, the deputy chairman of the Company, was elected the chairman of the above annual general meeting and presided the meeting.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED COMPANIES

Upon specific enquiry to all directors by the Company, the directors have confirmed that they have, for the six months ended 30 June 2008, complied with the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules.

INTERESTS IN SHARES OR UNDERLYING SHARES OF SUBSTANTIAL SHAREHOLDERS AND OTHERS OF THE COMPANY

As at 30 June 2008, to the knowledge of any directors or chief executive officer, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO (see table 1):

Table 1

Company's name	Capacity and nature of interests	Number of shares and class	Approximate percentage in the shares of the same class	Approximate percentage in the total share capital
Mirae Asset Global Investments (Hong Kong) Limited	Directly beneficially owned	260,766,520 (L) H Share	16.99%	5.80%
Commonwealth Bank of Australia	Through a controlled cooperation (Note b)	107,214,000 (L) H Share	6.99%	2.39%
Halbis Capital Management (Hong Kong) Limited	Directly beneficially owned	87,926,000 (L) H Share	5.72%	1.96%

(a) "L" means long position.

(b) These ordinary shares are held by First State Investments (Hong Kong) Limited, First State Investment Management (UK) Limited, First State Investments International Ltd, First State Investments (Singapore), all of which are wholly owned by Commonwealth Bank of Australia.

Except for the abovementioned shareholders, to the knowledge of each director, none of other parties or companies is interested in the shares representing 5% of the issued share capital of COSL or above which are required, pursuant to the SFO, to be entered in the register.

PURCHASE, DISPOSAL AND REDEMPTION OF OUR LISTED SECURITIES

Neither the Company nor its subsidiaries have purchased, disposed of or redeemed any of the Company's listed securities during the six months ended 30 June 2008.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

During the six months ended 30 June 2008, none of the directors and supervisors had any material interest, whether direct or indirect, in any contract that was significant to the Group's business and to which the Company, its controlling shareholder or any of its subsidiaries or subsidiaries of the Group was a party.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARE

As at 30 June 2008, none of the directors and supervisors of the Company or any of their associates had any interest or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) as recorded in the register required to be kept by the Company under Section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the first six months ended 30 June 2008, were any rights granted to any of the directors and supervisors of the Company and their respective associates, to acquire benefit by means of the acquisition of shares in or debentures of the Company, or were any such rights exercised by any such person; nor was the Company, its controlling shareholder or any of its subsidiaries or any of the Group's subsidiaries a party to any arrangement which would enable any of the directors or supervisors of the Company to acquire such rights in any other body corporate.

MATERIAL LITIGATION AND ARBITRATION

The Group was not involved in any material litigation and arbitration during the six months ended 30 June 2008.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2008, the Group has 7,389 employees. The Group relies on incentive approaches to enable an efficient macro and micro human resources management. We adopts different incentive schemes based on various kinds of professions and establishes an appropriate appraisal system to create fair competition, in which promotion or degradation only depends on performance, thereby maximizing the development opportunities for quality staff. Besides, we also provided various benefits to employees, including provisions of social insurance.

GEARING RATIO

As at 30 June 2008, the net current assets value of the Group decreased to RMB7,118 million compared with 31 December 2007, while the current ratio dropped to 3.22 times, compared with 3.38 times on 31 December 2007.

The Group monitors capital using a gearing ratio, which is net debt divided by the total capital plus net debt. The gearing ratios as at the balance sheet dates were as follows:

Group	**30 June 2008** **RMB'000**	30 June 2007 RMB'000
Interest-bearing bank and other borrowings	**744,000**	944,000
Trade and other payable	**2,132,215**	1,018,989
Long term bonds	**1,500,000**	1,500,000
Due to the ultimate holding company	**-**	206,248
Due to other CNOOC group companies	**32,817**	29,359
Less: Cash and cash equivalents	**(6,423,769)**	(1,823,342)
Net (fund)/debt	**(2,014,737)**	1,875,254
Equity attributable to equity holders of the company	**18,219,442**	9,476,920
Total Capital	**18,219,442**	9,476,920
Capital and net (fund) / debt	**16,204,705**	11,352,174
Gearing ratio	**N/A**	17%

MISCELLANEOUS

The directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2007, other than those disclosed in this interim report.

DISCLOSURE OF INFORMATION ON THE HKSE'S WEBSITE

All information required by paragraphs 46(1) to 46(6) of Appendix16 of the Listing Rules will be published on the HKSE's website (http://www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

28 August 2008

ERNST & YOUNG
安永會計師事務所

TO THE BOARD OF DIRECTORS OF CHINA OILFIELD SERVICES LIMITED (THE "COMPANY")

(Established in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements set out on pages 22 to 46, which comprises the interim condensed consolidated balance sheet of the Company and its subsidiaries (collectively as the "Group") as of 30 June 2008 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with HKAS 34.

Ernst & Young
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
28 August 2008

Interim Condensed Consolidated Income Statement

For the six months ended 30 June 2008

	Notes	Six months ended 30 June 2008 (unaudited) RMB'000	2007 (unaudited) RMB'000
REVENUE	3	**5,107,106**	4,254,644
Other revenues		**18,078**	2,445
Operating Expenses			
Depreciation		**(595,111)**	(504,611)
Employee compensation costs		**(542,112)**	(566,864)
Repair and maintenance costs		**(111,593)**	(85,929)
Consumption of supplies, materials, fuel, services and others		**(1,379,899)**	(1,036,697)
Subcontracting expenses		**(197,057)**	(133,235)
Operating lease expenses		**(173,095)**	(179,730)
Other selling, general and administrative expenses		**(48,849)**	(44,435)
Other operating expenses		**(168,605)**	(184,921)
Total operating expenses		**(3,216,321)**	(2,736,422)
PROFIT FROM OPERATING ACTIVITIES		**1,908,863**	1,520,667
Exchange losses, net		**(90,140)**	(32,000)
Finance costs		**(26,436)**	(8,394)
Interest income		**103,332**	10,058
Share of profits of jointly-controlled entities		**102,538**	47,824
PROFIT BEFORE TAX		**1,998,157**	1,538,155
Tax	4	**(463,705)**	(442,605)
PROFIT FOR THE PERIOD		**1,534,452**	1,095,550
Attributable to equity holders of the Company		**1,534,452**	1,095,550
EARNINGS PER SHARE – basic	5	**34.13 cents**	27.42 cents

Interim Condensed Consolidated Balance Sheet

30 June 2008

	Notes	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	6	**12,842,129**	11,118,005
Intangible assets		**51,616**	52,122
Interests in jointly-controlled entities		**545,086**	493,060
Total non-current assets		**13,438,831**	11,663,187
CURRENT ASSETS			
Inventories		**511,901**	417,766
Prepayments, deposits and other receivables		**1,040,913**	209,611
Accounts receivable	7	**2,002,916**	1,407,031
Due from the ultimate holding company	8	**3,740**	1,495
Due from other CNOOC group companies	9	**6,328**	4,363
Available-for-sale investments	10	**323,603**	607,338
Pledged time deposits		**11,768**	12,206
Cash and cash equivalents		**6,423,769**	8,765,988
Total current assets		**10,324,938**	11,425,798
CURRENT LIABILITIES			
Trade and other payables	11	**2,132,215**	2,087,098
Salary and bonus payables	12	**199,311**	397,451
Tax payable		**642,366**	472,146
Current portion of long term bank loans		**200,000**	200,000
Due to the ultimate holding company	8	**–**	203,248
Due to other CNOOC group companies	9	**32,817**	24,465
Total current liabilities		**3,206,709**	3,384,408
NET CURRENT ASSETS		**7,118,229**	8,041,390

Interim Condensed Consolidated Balance Sheet

30 June 2008

	Notes	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
TOTAL ASSETS LESS CURRENT LIABILITIES		**20,557,060**	19,704,577
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**293,618**	235,569
Interest-bearing bank borrowings	13	**544,000**	744,000
Long term bonds	14	**1,500,000**	1,500,000
Total non-current liabilities		**2,337,618**	2,479,569
Net assets		**18,219,442**	17,225,008
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	15	**4,495,320**	4,495,320
Reserves		**13,724,122**	12,190,250
Proposed final dividend		**-**	539,438
Total equity		**18,219,442**	17,225,008

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2008

(Unaudited)	Attributable to equity holders of the Company						
	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained earnings RMB'000	Proposed final dividend RMB'000	Cumulative translation reserve RMB'000	Total equity RMB'000
Balance at 1 January 2008	**4,495,320**	**8,074,565**	**677,615**	**3,428,226**	**539,438**	**9,844**	**17,225,008**
Net profit for the period	-	-	-	**1,534,452**	-	-	**1,534,452**
Exchange realignment	-	-	-	-	-	**(580)**	**(580)**
Final 2007 dividend paid	-	-	-	-	**(539,438)**	-	**(539,438)**
As at 30 June 2008	**4,495,320**	**8,074,565**	**677,615**	**4,962,678**	-	**9,264**	**18,219,442**
(Unaudited)							
Balance at 1 January 2007	3,995,320	1,975,810	442,515	1,965,180	239,719	-	8,618,544
Net profit for the period	-	-	-	1,095,550	-	-	1,095,550
Exchange realignment	-	-	-	-	-	2,545	2,545
Final 2006 dividend paid	-	-	-	-	(239,719)	-	(239,719)
As at 30 June 2007	3,995,320	1,975,810	442,515	3,060,730	-	2,545	9,476,920

Interim Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2008

	Six months ended 30 June	
	2008	2007
	(unaudited)	(unaudited)
	RMB'000	RMB'000
Net cash inflow from operating activities	**1,350,227**	895,866
Net cash outflow from investing activities	**(3,156,813)**	(1,943,130)
Net cash outflow before financing activities	**(1,806,586)**	(1,047,264)
Net cash (outflow)/inflow from financing activities	**(1,007,051)**	382,502
Net decrease in cash and cash equivalents	**(2,813,637)**	(664,762)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**6,797,122**	2,192,312
Effect of foreign exchange rate changes, net	**(44,527)**	(19,031)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,938,958**	1,508,519
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and balances with banks and financial institutions	**6,435,537**	1,835,157
Less: Pledged time deposits for letter of credit facilities	**(11,768)**	(11,815)
Cash and cash equivalents for the interim condensed consolidated balance sheet	**6,423,769**	1,823,342
Less: Non-pledged time deposits with original maturity of more than three months when acquired	**(2,484,811)**	(314,823)
Cash and cash equivalents for the interim condensed consolidated cash flow statement	**3,938,958**	1,508,519

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The registered office of China Oilfield Services Limited (the "Company") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, the People's Republic of China (the "PRC").

The Company and its subsidiaries (hereinafter collectively referred to as the "Group") principally engages in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

As at 30 June 2008, particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly /indirectly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
COSL America Inc. ("COSL America")	United States of America 2 November 1994	100%	US$100,000	Sale of logging equipment
China Oilfield Services (BVI) Limited ("COSL (BVI)")	British Virgin Islands 19 March 2003	100%	US$1	Investment holding
COSL Chemicals (Tianjin) Limited ("COSL Chemicals")	Tianjin, PRC 7 September 1993	100%	RMB9,000,000 (Note 1)	Provision of drilling fluids services
COSL (Labuan) Company Limited ("COSL (Labuan)")	Malaysia 11 April 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited ("COSSA (BVI)")	British Virgin Islands 29 May 2003	100%	US$1	Investment holding
COSL (Australia) Pty Ltd ("COSL (Australia)")	Australia 11 January 2006	100%	AU$10,000	Provision of drilling services in Australia
COSL Hong Kong International Limited	Hong Kong 3 December 2007 (Note 2)	100%	HK$1	Investment holding
COSL Norwegian AS	Norway 23 June 2008	100%	NOK100,000	Investment holding

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES (continued)

The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group.

Note 1: On 5 June 2008, the shareholder of COSL Chemicals approved the plan to distribute RMB4.4 million from the company's undistributed retained earnings, which was reinvested and has resulted in the capital of the company increasing from RMB4.6 million to RMB9.0 million.

Note 2: COSL Hong Kong International Limited was incorporated on 3 December 2007 as an investment holding company and subsequently was acquired by the Company on 8 January 2008. As at 30 June 2008, the company had not commence business operations.

As at 30 June 2008, particulars of the jointly-controlled entities are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly /indirectly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
China France Bohai Geoservices Co., Ltd. ("China France Bohai")	Tianjin, PRC 30 November 1983	50%	US$6,650,000	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC 25 October 1984	60% (a)	RMB4,640,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC-OTIS")	Tianjin, PRC 14 April 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging – Atlas Co. Ltd. ("Logging – Altas")	Shenzhen, PRC 10 May 1984	50%	US$2,000,000	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("Fugro")	Shenzhen, PRC 24 August 1983	50%	US$1,720,790	Provision of geophysical services
Eastern Marine Services Ltd. ("Eastern Marine")	Hong Kong 10 March 2006	51% (a)	HK$1,000,000	Marine transportation services
PT Tritunggal Sinergi Company Ltd. ("PTTS")	Indonesia 30 December 2004	55% (a)	US$700,000	Provision of oilfields repair services
COSL-Expro Testing Services (Tianjin) Company Ltd. ("COSL-Expro")	Tianjin, PRC 28 February 2007	50%	US$5,000,000	Provision of well testing services
Atlantis Deepwater Orient Ltd. ("Atlantis Deepwater")	Hong Kong 28 August 2006	50%	HK$1,000	Provision of artifical buoyant seabed unit services

(a) In the opinion of the directors, the Company does not have control over Magcobar's, PTTS's and Eastern Marine's financial and operation decisions, and accordingly, the financial statements of Magcobar, PTTS and Eastern Marine have not been incorporated into the Group's consolidated financial statements as subsidiaries. The financial statements of Magcobar, PTTS and Eastern Marine have been dealt with in the Group's consolidated financial statements under the equity accounting method.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2008 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2007.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007, except for the adoption of a new Interpretation mandatory for annual periods beginning on or after 1 January 2008, as follows:

HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Share Transactions

This Interpretation requires arrangements whereby an employee is granted rights to the Group's equity instruments to be accounted for as an equity-settled scheme, even if the Group buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this Interpretation did not have any effect on the financial position or operating results of the Group.

3. SEGMENT INFORMATION

The Group engages in a broad range of petroleum-related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services. Revenue, which also indicates the Group's turnover, represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment engages in the provision of oilfield drilling services;

(b) the well services segment engages in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion, the sale of well materials and well workovers;

(c) the marine support and transportation services segment engages in the transportation of materials, supplies and personnel to offshore facilities, the moving and positioning of drilling structures and the transportation of crude oil and refined products and the transportation of methanol or other petrochemical products; and

(d) the geophysical services segment engages in the provision of offshore seismic data collection, marine surveying and data processing services.

3. SEGMENT INFORMATION (continued)

Business Segments

In the second half of 2007, management decided that well workover services, which were reported in the drilling services segment in prior years, should be reported in the well services segment in order to provide more relevant segment information. As such, the previous periods' numbers have been reclassified to confirm with the current classification. As a result of the reclassification, the revenues and segment results for the six months ended 30 June 2007 of the well services segment have increased by approximately RMB191.1 million and RMB69.4 million respectively. The revenue and segment results for the six months ended 30 June 2007 of the drilling services segment have decreased by approximately RMB191.1 million and RMB69.4 million, respectively. There was no change in the Group's revenue or operating results.

The following tables present the revenue net of sales surtaxes and profit information for the Group's business segments for the six months ended 30 June 2008 and 2007:

Six months ended 30 June 2008 (unaudited)

	Drilling services RMB'000	Well services RMB'000	Marine support and transportation services RMB'000	Geophysical services RMB'000	Total RMB'000
Revenue					
Sales (including intersegment)	2,625,260	1,148,712	850,846	1,221,400	5,846,218
Less: Intersegment sales	413,392	27,306	54,551	243,863	739,112
Total sales to external customers	2,211,868	1,121,406	796,295	977,537	5,107,106
Segment results	926,479	240,878	293,995	447,511	1,908,863

3. SEGMENT INFORMATION (continued)

Six months ended 30 June 2007 (unaudited)

	Drilling services (Restated) RMB'000	Well services (Restated) RMB'000	Marine support and transportation services RMB'000	Geophysical services RMB'000	Total RMB'000
Revenue					
Sales (including intersegment)	1,984,865	1,072,062	641,325	772,572	4,470,824
Less: Intersegment sales	126,770	47,262	28,407	13,741	216,180
Total sales to external customers	1,858,095	1,024,800	612,918	758,831	4,254,644
Results					
Segment results	789,929	182,929	173,228	374,581	1,520,667

4. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income tax Law (the "New CIT Law") was approved and became effective on 1 January 2008. The regulations on the implementation of the new CIT Law were approved at the 197th Executive Meeting of the State Council on 28 November 2007. In accordance with the New CIT Law, the Company and its subsidiary incorporated in the PRC are subject to corporate income tax at the rate of 25% (2007: 33%).

The State Administration of Taxation Circular Guoshuifa [2008] Number 17 confirms that enterprises which had been recognised as advanced technology enterprise prior to 1 January 2008 should pay provisional CIT at the rate of 25% pending a re-recognition process under the New CIT Law before they can enjoy the concession tax rate of 15%. On 14 April 2008, the Ministry of Science and Technology, the Ministry of Finance, State Tax Administration jointly issued a Circular on the Administrative Methods on the Recognition of Advanced Technology Enterprises Guokefahuo [2008] Number 172, and as of the balance sheet date, the Company was still in the process of applying for the recognition as an advanced technology enterprise.

4. TAX (continued)

As the reduction in the corporate income tax rate from 25% to 15% for the six months ended 30 June 2008 cannot be ascertained, at the date of this report, the directors consider it appropriate to use the rate 25% to accrue for both the income tax liability and the deferred tax liability of the Company for the six months ended 30 June 2008.

The Group's activities outside the PRC are mainly conducted in Indonesia, Australia, Mexico and Myanmar. The Group's drilling activities in Indonesia are mainly subject to a deemed profit withholding tax of 4.5% (2007: 4.5%) based on its gross service income generated from its drilling activities in Indonesia, and a further branch corporate income tax of 10% (2007: 10%) on the remaining deemed profit for the year. The Group's drilling activities in Australia are subject to income tax of 33% (2007: 33%) based on its taxable profit generated. The Group's drilling activities in Mexico are subject to an income tax rate of 28% (2007: 28%). The Group's drilling activities in Myanmar are subject to income tax of 3% (2007: 3%) based on its gross service income generated from its drilling activities in Myanmar.

An analysis of the Group's provision for income tax is as follows:

	Six months ended 30 June	
	2008	2007
	(unaudited)	(unaudited)
	RMB'000	RMB'000
Hong Kong profits tax	**–**	–
Overseas income tax:		
Current income tax	**34,590**	33,957
Deferred income tax	**–**	–
PRC corporate income tax:		
Current income tax	**371,066**	493,019
Tax benefit for qualifying research and development expense	**–**	(10,346)
Deferred income tax		
– change in PRC statutory tax rate	**–**	(85,631)
– movement during the period	**58,049**	11,606
Total income tax	**463,705**	442,605

4. TAX (continued)

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China where the Company and the majority of its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e. the statutory tax rate) to the effective tax rate are as follows:

	Six months ended 30 June			
	2008 (unaudited)		2007 (unaudited)	
	RMB'000	**%**	RMB'000	%
Profit before tax	**1,998,157**		1,538,155	
Tax at the statutory tax rate of 25% (2007: 33%)	**499,539**	**25.0**	507,591	33.0
Profits and losses attributable to jointly-controlled entities	**(24,435)**	**(1.2)**	(15,782)	(1.0)
Effect of different tax rate for overseas subsidiaries	**(14,937)**	**(0.8)**	33,417	2.2
Tax benefit for qualifying research and development expense	**–**	**–**	(10,346)	(0.7)
Change in PRC statutory tax rate	**–**	**–**	(85,631)	(5.6)
Expenses not deductible for tax and others	**3,538**	**0.2**	13,356	0.9
Total tax charge at the Group's effective rate	**463,705**	**23.2**	442,605	28.8

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the six months ended 30 June 2008 of approximately RMB1,534,452,000 (six months ended 30 June 2007: RMB1,095,550,000) and the 4,495,320,000 (six months ended 30 June 2007: 3,995,320,000) shares in issue during the period.

There were no potentially diluting events for the period ended 30 June 2008 and 2007.

6. PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired seismic vessels, machines and equipment, motor vehicles and construction in progress with an aggregate cost amounting to approximately RMB2,324 million (six months ended 30 June 2007: RMB995 million). Vessels, machines and equipment with net carrying amount amounting to RMB5 million (six months ended 30 June 2007: RMB29 million) were disposed of in 2008, resulting in loss on disposal of RMB0.25 million (six months ended 30 June 2007: RMB12 million) recorded in the Group's condensed consolidated financial statements for the six months ended 30 June 2008 as other operating expenses.

Out of the total finance costs for the current period of RMB57.7 million (six months ended 30 June 2007: RMB30.3 million), an amount of approximately RMB31.3 million (six months ended 30 June 2007: RMB22.0 million) was included in the current period additions in respect of interest capitalised in property, plant and equipment.

7. ACCOUNTS RECEIVABLE

The general credit terms of the Group range from 30 to 45 days upon the issuance of the invoices.

An aged analysis of accounts receivable based on the invoiced date as at the balance sheet date is as follows:

	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
Outstanding balances aged:		
Within one year	**1,998,921**	1,401,956
Within one to two years	**5,707**	7,323
Over two years	**2,447**	2,550
	2,007,075	1,411,829
Less: Provision for impairment of accounts receivable	**(4,159)**	(4,798)
	2,002,916	1,407,031

Included in accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as the "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than the CNOOC Limited Group (collectively know as the "CNOOC Group"), which arose from the ordinary course of business are repayable on similar credit terms to those offered to independent third party customers.

	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
Due from the CNOOC Limited Group	**999,611**	822,816
Due from the CNOOC Group	**94,404**	102,371
	1,094,015	925,187

8. BALANCES WITH THE ULTIMATE HOLDING COMPANY

The balances with CNOOC at 30 June 2008 under current assets and liabilities of the Group are unsecured, interest-free and have no fixed terms.

9. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies are unsecured, interest-free and have no fixed terms of repayment.

10. AVAILABLE-FOR-SALE INVESTMENTS

	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
Unlisted investments, at fair value: Mainland China	**323,603**	607,338

11. TRADE AND OTHER PAYABLES

An aged analysis of trade and other payables as at the balance sheet date is as follows:

	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
Outstanding balances aged:		
Within one year	**2,072,428**	2,030,967
Within one to two years	**45,280**	45,628
Within two to three years	**6,100**	4,608
Over three years	**8,407**	5,895
	2,132,215	2,087,098

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

12. SHARE APPRECIATION RIGHTS PLAN

On 22 November 2006, the share appreciation rights plan for senior officer ("SAR Plan") was approved by the shareholders in an extraordinary general meeting. A total of 5 million share appreciation rights with an exercise price of HK$4.09 per share were awarded under the SAR Plan to seven senior officers, including the chief executive officer (president), three executive vice presidents, and three other non-executive vice presidents or supervisor. The share appreciation rights will become vested upon completion of two years' service period, and the senior officers can exercise their rights in four equal batches, beginning year 3 (first exercisable date: the first trading day after 22 November 2008), 4, 5 and 6 from the approval date of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any year, the excess gain should be calculated using the following percentages:

1) between HK$0.99 to HK$1.50, at 50%;
2) between HK$1.51 to HK$2.00, at 30%;
3) between HK$2.01 to HK$3.00, at 20%; and
4) HK$3.01 or above, at 15%.

The grant of the share appreciation rights was completed and effective on 6 June 2007 when all the entitled senior officers agreed and signed individual performance contracts with the Company.

As at 30 June 2008, the fair value of the share appreciation rights granted was measured at HK$2.65 per share. The fair value of the rights is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 0.86%, expected life of two years, expected volatility of 42.03% and risk-free interest rate of 4.96%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

The amortisation of share appreciation rights liability amounted to approximately RMB1.0 million for the period ended 30 June 2008 (six months ended 30 June 2007: RMB2.1 million) was recorded in salary and bonus payables and general and administrative expenses.

The assumptions on which the valuation model is based represent the subjective estimation made by directors.

13. INTEREST-BEARING BANK BORROWINGS

In June 2006, the Group borrowed a RMB denominated bank loan from the Export-Import Bank of China for the purpose of financing the construction of certain modular drilling rigs. The total facilities amounted to RMB944 million of which RMB600 million was utilised as at 31 December 2006. In February 2007, the Group fully utilised the total facilities by drawing down the remaining RMB344 million.

The borrowings are unsecured, bear interest at 4.05% for the first year and at market interest rate of similar loan type quoted by the People's Bank of China subsequently. The borrowings should be repaid from 30 June 2008 to 30 June 2013 by instalments as follows: RMB200 million on every 30 June from 2008 to 2011, RMB100 million on 30 June 2012, and RMB44 million on 30 June 2013.

14. LONG TERM BONDS

On 18 May 2007, the Group issued 15-year corporate bonds, with a nominal value of RMB100.00 per bond, amounting to RMB1,500,000,000. The bonds carry interest at a fixed coupon rate of 4.48% per annum, payable annually in arrears on 14 May and the redemption or maturity date is 14 May 2022.

15. ISSUED CAPITAL

	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
Registered, issued and fully paid:		
2,460,468,000 state-owned shares of RMB1.00 each	**2,460,468**	2,460,468
1,534,852,000 H shares of RMB1.00 each	**1,534,852**	1,534,852
500,000,000 A Share of RMB 1.00 each	**500,000**	500,000
	4,495,320	4,495,320

The Company does not have any share option scheme.

16. DIVIDENDS

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations; and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

The board of directors of the Company did not recommend the payment of interim dividend for the six months ended 30 June 2008 (six months ended 30 June 2007: Nil).

17. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company, or exercise significant influence on the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has extensive transactions and relationships with the members of CNOOC. The transactions were made on terms agreed among the parties.

17. RELATED PARTY TRANSACTIONS (continued)

In addition to the transactions and balances detailed elsewhere in these financial statements, the following significant transactions were carried out between the Group and (i) the CNOOC Limited Group; (ii) the CNOOC Group; and (iii) the Group's jointly-controlled entities:

	Six months ended 30 June	
	2008	2007
	(unaudited)	(unaudited and restated)
	RMB'000	RMB'000
(A) Included in revenue		
Gross revenue earned from the provision of services to the following related parties:		
(a) The CNOOC Limited Group		
Provision of drilling services	**1,494,185**	1,146,076
Provision of well services	**887,106**	838,090
Provision of marine support and transportation services	**552,043**	441,557
Provision of geophysical services	**478,677**	209,147
	3,412,011	2,634,870
(b) The CNOOC Group		
Provision of drilling services	**2,932**	279
Provision of well services	**410**	3,751
Provision of marine support and transportation services	**105,429**	99,389
Provision of geophysical services	**63,043**	72,320
	171,814	175,739

17. RELATED PARTY TRANSACTIONS (continued)

	Six months ended 30 June 2008 (unaudited) RMB'000	Six months ended 30 June 2007 (unaudited and restated) RMB'000
(c) Jointly-controlled entities (continued)		
Provision of drilling services	**980**	233
Provision of well services	**1,230**	4,873
Provision of marine support and transportation services	**5,622**	753
Provision of geophysical services	**541**	–
	8,373	5,859

	Six months ended 30 June 2008 (unaudited) RMB'000	Six months ended 30 June 2007 (unaudited) RMB'000
(B) Included in operating expenses		
Services provided by the CNOOC Group and the Group's Jointly-controlled entities:		
Labour services	**2,617**	5,219
Materials, utilities and other ancillary services	**79,647**	64,873
Transportation services	**962**	4,980
Lease of offices, warehouses and berths	**23,159**	21,306
Repair and maintenance services	**995**	1,727
Management services	**4,495**	6,315
	111,875	104,420

Included in the above is the amount of services provided by the Group's jointly-controlled entities totalling RMB10.3 million for the six months ended 30 June 2008 (six months ended 30 June 2007: RMB5.9 million).

17. RELATED PARTY TRANSACTIONS (continued)

	Six months ended 30 June	
	2008	2007
	(unaudited)	(unaudited)
	RMB'000	RMB'000
(C) Included in interest income/expenses		
CNOOC Finance Corporation Limited		
Interest income	**410**	1
Interest expenses	**–**	780
(D) Loans drawn down and repaid during the period:		
CNOOC Finance Corporation Limited	**–**	150,000

(E) Deposits:

	30 June	31 December
	2008	2007
	(unaudited)	(audited)
	RMB'000	RMB'000
Deposits placed with CNOOC Finance Corporation Limited	**254,917**	105

The Group and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

In connection with the reorganisation in 2002, the Group entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties, and various other commercial arrangements.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

17. RELATED PARTY TRANSACTIONS (continued)

(F) Transactions with other state-owned enterprises in the PRC

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organizations (collectively the "State-owned Enterprises"). During the six months ended 30 June 2008, the Group had transactions with the State-owned Enterprises including, but not limited to, the rendering of services and purchases of raw materials. The directors consider that transactions with such other State-owned Enterprises are activities in the ordinary course of the Group's business, and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and such other State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for products and services, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the directors are of the opinion that none of these transactions is material related party transactions that requires separate disclosure.

18. OPERATING LEASE ARRANGEMENTS

The Group leases certain of their office properties under operating lease arrangements. Leases for properties and equipments are negotiated for terms ranging from one to five years.

At the balance sheet date, the Group had following minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
Within one year	**174,301**	64,939
In the second to fifth years, inclusive	**167,231**	204,675
	341,532	269,614

19. CAPITAL COMMITMENTS

The Group had following capital commitments, principally for construction and purchase of property, plant and equipment at the balance sheet date:

	30 June 2008 (unaudited) RMB'000	31 December 2007 (audited) RMB'000
Contracted, but not provided for	**3,185,662**	4,593,536
Authorised, but not contracted for	**10,955,009**	6,103,395
	14,140,671	10,696,931

20. CONTINGENT LIABILITIES

As at 30 June 2008, the Group had no significant contingent liabilities.

21. EVENTS AFTER THE BALANCE SHEET DATE

On 7 July 2008, the Company, through an indirectly held subsidiary of the Company, COSL Norwegian AS, has entered into an offer agreement with Awilco Offshore ASA ("Awilco"), a public limited liability company listed on the Oslo Stock Exchange, for a recommended cash tender offer to acquire all issued and outstanding shares of Awilco at an offer price of NOK85 in cash for each of Awilco's share. If the offer is fully accepted by all the shareholders of Awilco, the total amount payable is approximately NOK12,700 million (equivalent to approximately RMB17,130 million), subject to adjustment, if any. Details of the acquisition are set out in the Company's circular dated 22 July 2008.

The said acquisition was approved by the shareholders of the Company during the extraordinary general meeting held on 26 August 2008. The Company is expected to finance the said acquisition by internal resources and external financing institutions and to complete the acquisition by the end of September 2008.

22. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year's presentation.

23. APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2008 were approved and authorised for issue by the board of directors on 28 August 2008.

Company Directory

Headquarters
No. 18 Haiyoudajie
Yanjiao Economic &
Development Zone
Sanhe City
Hebei Provinces
People's Republic of China
Tel: (8610) 8452 2797
Fax: (8610) 8452 2133

Registration address
3-1516 Heibei Road
Haiyang New and Hi-tech
Development Zone
Tanggu, Tianjin,
People's Republic of China

Beijing Branch
Room 610B CNOOC Plaza
No. 25 Chaoyangmen North Avenue
Dongcheng District, Beijing
People's Republic of China
Tel: (8610) 8452 1687
Fax: (8610) 8452 1817

Hong Kong Office
65/F, Bank of China Tower,
1 Garden Road,
Central, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Register
Computershare Hong Kong
Investor Services Limited
46/F, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel: (852) 2862 8555/2862 8628
Fax: (852) 2865 0990/2529 6087

Auditors
Ernst & Young
18th Floor, Two International
Finance Center
8 Finance Street
Central, Hong Kong
Tel: (852) 2846 9888
Fax: (852) 2868 4432

Legal Counsel
Jun He Law Offices
20/F China Resources Building
8 Jianguomenbei Avenue, Beijing
People's Republic of China
Tel: (8610) 8519 1300
Fax: (8610) 8519 1350

Sidley Austin
39th Floor, Two International
Finance Centre
8 Finance Street
Central, Hong Kong
Tel: (852) 2509 7888
Fax: (852) 2509 3110

Public relations company
iPR Ogilvy
Units 2608-2610, 26/F The Center
99 Queen's Road Central
Central, Hong Kong
Tel: (852) 2136 6185
Fax: (852) 3170 6068

Printer
Equity Financial Press Limited
2/F, 100 QRC
100 Queen's Road Central
Central, Hong Kong
Tel: (852) 2526 8330
Fax: (852) 2526 6820

Stock Codes
Shanghai: 601808
Hong Kong: 2883.HK
U.S. ADR-1: CHOLY

Company Directory

Board of Directors

Fu Chengyu
Chairman of the Board

Yuan Guangyu
Executive Director

Li Yong
Executive Director

Wu Mengfei
Non-Executive Director

Andrew Y. Yan
Independent Director

Gordon C.K. Kwong
Independent Director

Simon X. Jiang
Independent Director

Audit Committee

Gordon C. K. Kwong
Chairman

Andrew Y. Yan

Simon X. Jiang

Remuneration Committee

Andrew Y. Yan
Chairman

Yuan Guangyu

Wu Mengfei

Gordon C. K. Kwong

Simon X. Jiang

Nomination Committee

Yuan Guangyu
Chairman

Andrew Y. Yan

Simon X. Jiang

Board of Supervisor

Zhang Benchun
Supervisor Chairman

Yang Jinghong
Supervisor

Zhang Dunjie
Independent Supervisor

Senior Management

Yuan Guangyu
Chief Executive Officer & President

Li Yong
Executive Vice President & COO

Zhong Hua
Executive Vice President & CFO

Chen Weidong
Executive Vice President & CSO
Company Secretary

Dong Weiliang
Executive Vice President & CTO

Li Xunke
Senior Vice President

Xu Xiongfei
Vice president

Xiao Guoqing
Vice president

Yu Zhanhai
Vice president

END